

January 21, 2011

John J. Remaley
Chief Executive Officer
NEFFS BANCORP, INC
5629 PA Route 873,
P.O. Box 10
Neffs, PA l8065-0010

Re: NEFFS BANCORP, INC
         Form 10-K
         Filed March 22, 2010
         File No. 000-32605

         Form 10-Q for the quarterly period ended March 31, 2010
         Form 10-Q for the quarterly period ended June 30, 2010
         Form 10-Q for the quarterly period ended September 30, 2010
         File No. 000-32605

Dear Mr. Remaley:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

                                        Sincerely,

                                        Mark Webb
                                        Legal Branch Chief